November 28, 2006

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Astris Energi Inc. (“Astris”) for the three quarters ended September 30, 2006 and 2005. The unaudited financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) and are presented in Canadian dollars unless otherwise stated. This discussion should be read in conjunction with the audited consolidated financial statements and notes for December 31, 2005 and Management’s Discussion and Analysis for the year ended December 31, 2005.

Additional information relating to Astris is on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-looking information

The following discussion contains forward-looking information that is based on current expectations and entails various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied. The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Overview and Business of Astris

Founded in 1983, Astris Energi Inc. has become a leading alkaline fuel cell (AFC) technology company. More than $14 million has been spent to develop the Company’s AFC resulting in a fuel cell that has unique attributes compared with other fuel cell technologies. The Company’s AFC differentiates itself from other fuel cells by demonstrating quicker startup and shutdown, higher efficiency, and tolerances to freezing and high humidity environments. Further building on these valuable characteristics, the Company’s AFC has very promising economic benefits including lower material costs and lower operating costs when compared to other low temperature fuel cell technologies. The Company has continued to develop three product lines including power modules, power generators, and test equipment. The TL5 40A Test Load, test load interface (TLIF) and TESTMASTER™, an integrated control and data acquisition software suite, continued to sell as our test equipment line and should continue to provide some near-term revenue.

Based in Mississauga, Canada, the Company owns 100% of a subsidiary in Vlasim, Czech Republic called Astris sro through its 100% ownership of holding company 2062540 Ontario Inc. Astris sro manufactures the anodes and cathodes for the company’s fuel cells at this ‘low-cost’ Czech Republic subsidiary. Astris Energi Inc. assembles the fuel cell and fuel cell stacks and manufactures the ‘balance of plant’ for the E7 and E8 generators at its plant in Mississauga.

Astris is the only publicly traded company focused on AFC technology in North America. The Company went public through a reverse takeover in 1995 to broaden its access to capital. It has been trading on the U.S. OTC Bulletin Board under the symbol ASRNF since June 20, 2001.

Business Environment

Independent researchers forecast that fuel cells will prove to be a transformational technology, once remaining cost, technical, and public acceptance hurdles are overcome.

The fuel cell industry is evolving gradually, with the pace of demand determined by a number of factors including:

•	Capital available to fund further development of technology;
•	The level of government commitment to reducing reliance on foreign sources of oil and energy
•	The level of government commitment to develop a hydrogen infrastructure; and
•	The price, availability and long-term security of conventional power sources, which affect the demand for fuel cells as an alternative energy source

There are three key markets - stationary uses (notably uninterruptible power supplies, off-grid power and back-up power for mission critical applications including hospitals, fire stations, airports, and off-grid communities); portable uses for personal and commercial customers (including small generators for cottages and worksites); and transportation uses (including cars, boats, golf cars, wheel chairs, and fork lifts).

There are a number of factors contributing to growing demand for fuel cells, including:

•	Increasing demand for reliable power - accentuated by power blackouts of recent years
•	Deregulation of power markets and introduction of competition;
•	Environmental/political concerns;
•	Developing regions without power grids;
•	Geographic considerations/remote power;
•	Distributed power generation;
•	High oil prices; and
•	Homeland Security.

Developments During the Three Months Ended September, 30, 2006

The Company reported in the second quarter that its program of fuel cell improvement, initiated 18 months ago in connection with technology transfer from the R & D lab to the factory floor, yielded a major breakthrough in terms of electrode quality, reflected in increased power and longer life of its fuel cell. An increase in fuel cell life, from 2000 operating hours to 5000 hours, is seen as a critical step, which will open doors, for example, to applications of inexpensive alkaline fuel cells in automobiles.

The breakthrough came as a result of the work of material scientists in Astris' laboratories in Vlasim, Czech Republic. Fuel cell performance typically declines over the useful life of the fuel cell, just like the performance of a battery. In low temperature fuel cells, this gradual decline typically limits the useful life up to a couple of thousand hours. In competitive products that depend on platinum as the catalyst, this catalyst in itself is the cause of the gradual decline. The mechanisms of performance decline in Astris cells, which do not use platinum catalyst, have not been fully understood thus far. The science team focused on the study of all the materials used in Astris electrodes and on their composition.

A novel, inexpensive material, a form of carbon that is stabilized by heat treatment, provided the answer. Several specimens have shown stable performance in test cells, in the demanding on-off test regime. Fuel cells incorporating this new composition in their electrodes are undergoing long term tests at Astris' Mississauga facility.

In the third quarter, the Company reported the positive results of its electrode improvement program aimed at extending the useful life of the company's alkaline fuel cells. Several tested samples exceeded 5000 hours of operation under full load, without noticeable degradation of performance. In fact, performance of these new electrodes slightly improved during the initial 1000 hour period and then stabilized near the initial value. This kind of performance differentiates Astris' electrodes from conventional platinum catalyzed electrodes which typically show slight but continuous degradation throughout their life.

Astris uses no costly platinum catalyst in their fuel cells. Platinum is a very effective although expensive catalyst and was eliminated by the Astris team primarily for economic reasons. The initial sacrifice in performance was partially regained during the past decade by deliberate engineering evolution.

Objectives of Astris Energi

Astris’ mission is to become the leading provider of affordable fuel cells and fuel cell power generators. The company’s near term priority is to achieve the required business partnerships and financing to successfully achieve pilot production leading to commercialization. The Company’s business plan calls for commercialization within three years provided that adequate funding can be secured.

Financial Review

The following is a review of the key performance measurements from the income statement for the nine months ended September 30, 2006 and 2005. These figures include the operations of the Company’s foreign subsidiary Astris sro.

Revenue

For the nine months ended September 30, 2006, revenue from the sale of fuel cells and related products and contract work was $70,368 compared with $82,725 for the same period in 2005. During the first nine months of 2006, the Company sold E7 generators as demonstration product to its new customer Mobile Attic. During the nine months of 2005, the company sold its first second generation golf car. In 2006, sales amounted to $953 in Canada, $57,325 to the United States and $12,090 to the rest of the world. Sales of fuel cells and related products in 2005 amounted to $53,019 in Canada, $24,971 to the United States and $4,735 to the rest of the world. The main source of revenue in 2006 was from the sale of generators on a demonstration basis to Mobile Attic. The main source of revenue in 2005 was from the sale of an alkaline fuel cell powered golf car. Management hopes that this represents the beginning of the acceptance of the Company’s technology for commercial production. The Company is in the process of manufacturing an order for Tropical, S.A. in Athens, Greece which it expects to deliver early in 2007.

Expenses

The over-riding theme of 2006 has been to maintain a tight control of expenses and maintain the liquidity of the Company as it seeks the next round of financing to propel the Company to its next stage in the commercialization of its products.

For the nine months ended September 30, 2006, expenses totaled $2,326,305 compared to $2,489,829, in the same period in 2005 for a decrease of $163,524.

Variances in the major Expenses can be analyzed as follows:

(1) Net option and warrant expense was higher this year due to the warrants issued to the Canadian debenture holders in order to match their previous terms to those of the US debenture holders, warrants issued for an anti-dilutive clause in some subscription agreements and the forfeiture of options last year for the amount of	$643,509

(2) General and Administrative expenses were lower as the Company used fewer outside consultants this year than last year to help develop the business in the amount	$(573,708)

(3) Research and Development costs were reduced because the Company no longer needed a special consultant in our sro division and R&D programs were curtailed due to tight cash flow for the amount of	$(236,144)

(4) Reduction in Government R&D earned resulted in an increase in expenses of	$195,773

(5) Last year includes amortization of the technology asset which was written off in Q4 of last year; the amortization of long lived assets expense was lower this year than last year by	$(213,925)

(6) Since there were no write offs required for sro acquisition costs, expenses were lower this year by	$(149,607)

(7) This year includes interest on over $2,000,000 in debentures at a 10% rate compared to last year’s interest on $420,000 in debentures at a 6% rate; interest was significantly higher by	$77,383

(8) Due to this year’s total financing costs of $505,989 vs. $49,466 last year, there was an increase in the amortization of financing of	$42,805

Total variances noted above	$(213,914)

Other variances	$50,390

Total variance	$(163,524)

In the fourth quarter of 2005, the Company made a decision to write off the value of the Technology and nominal goodwill acquired by the Company on the purchase of Astris sro. Under U.S. GAAP the acquisition of this significant asset cannot be recognized. Management decided to write off this acquired asset under Canadian GAAP as well to simplify any accounting and administrative complexities. Had this accounting change been made in the first three quarters of 2005, the revised balance sheet would have shown Technology and Patent Costs reduced by$1,296,971 with resulting total assets of $ 1,047,824. There would have been a corresponding increase in the loss by $1,296,971 to become a loss of $3,704,075. The Shareholders’ Equity of $1,594,044 would have been reduced to $297,073. The comparable depreciation expense for 2005 would have been reduced to $48,204.

Net Loss for the nine months ended September 30, 2006

Astris reported a net loss of $2,255,937 (a loss of $0.053 per share basic and diluted) for the nine months ended September 30, 2006 compared to a loss of $2,407,104 (a loss of $0.084 per share basic and diluted) for the nine months ended September 30, 2005. The decrease in the loss was due mainly to the control of expenses during the period and the increase in weighted average of shares outstanding.

Net Loss for the three months ended September 30, 2006

Astris reported a net loss of $527,824 (a loss of $0.011 per share basic and diluted) for the three months ended September 30, 2006 compared to a loss of $796,051 (a loss of $0.025 per share basic and diluted) for the three months ended September 30, 2005. The decrease in the loss was due mainly to the control of expenses during the period.

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS (see table at end)

Liquidity and Capital Resources

For the nine months ended September 30, 2006 Astris had a negative operating cash flow of $734,080 in 2006 compared to a negative cash flow of $520,999 in 2005. The purchase of $21,960 in fixed assets in 2006 is mostly due to the purchase $17,448 of equipment from a bankrupt company in France compared to internal additions in 2005 of $70,852. In 2006, the parent Company filed for patents with additional legal costs of $16,126 compared to $7,639 last year and the purchase of $21,810 in intellectual property from the bankrupt company in France. In 2006, the Company incurred $505,989 in financing costs related to the investment of $1,672,500 in debentures. The negative operating cash flow, the purchase of fixed assets and the financing costs of the Debentures were offset by the convertible debenture investment of $1,672,500. In 2005, negative operating cash flow was offset by financings through the 6% convertible debenture of $420,000 and the exercise of options for cash proceeds of $31,250. In 2006, there was a significant increase in cash balances by $372,535 as a result of the new investment compared to a nominal decrease of $12,959 in cash in 2005.

At the end of the third quarter of 2006, Astris had assets of $1,905,215 compared to the $2,344,795 of assets in 2005 (See Note 16(a) for the write off of the technology asset in Q4 of 2005). The total asset amount in 2006 includes Deferred Debenture Financing costs of $430,207 compared to a significantly smaller amount included in Prepaid Expenses and Deposits in 2005. It also includes a Net Debt Discount on the $US and $Canadian Debentures of $346,629 with no corresponding asset in 2005. For a better understanding of the nature of the Debt Discount, please refer to Note 20 to the Financial Statements. At the third quarter of 2006, there was a shareholders’ deficiency of $638,506 compared to last year’s shareholders’ equity of $1,594,044. The major reason for the decrease of about $2.2 million is due to the higher deficit by about $5.2 million( see Note 16(c) for the combined impacts of the Technology write off and the Option expense reversal in 2005) offset by the issuance of additional common shares of about $1 million for services rendered by related and non related parties and increases in contributed surplus of about $2 million due to the issuance of warrants and options for services rendered and the recorded Debt Discount on the Debentures.

The company plans to finance operations including pilot production through the continuing sale of new fuel cells, related products and contract work, new business partnerships with early adopters of the fuel cell, and additional long-term financing through private placements. As explained in Note 18 of the Financial Statements, the Company received the first tranche of $US 750,000 additional financing on April 18, 2006 and the second tranche of $US 750,000 on June 9, 2006. The Company expects to get its SRED credits for fiscal 2005 either late in the fourth quarter of 2006 or the beginning of the first quarter of 2007. The Company recently announced the receipt of additional financing from the Government of the Czech Republic for its fuel cell research program.

The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products.

Off-balance-sheet arrangements

Astris does not have any off-balance sheet arrangements.

Share Capital

Share capital consists of the following:

Authorized:
Unlimited common shares
10,000,000 preferred shares

	2006		2005
	Common Shares		Common Shares
	Number	$ Value	Number	$ Value
Issued as at June 30, 2006	42,075,017	10,150,022	33,629,609	8,848,910

issued during the quarter
- in exchange for consulting and
professional fees and expenses from
non-related parties	296,772	33,872	2,233,245	731,555
-in exchange for compensation to employees			139,800	29,209
- in exchange for consulting and
professional fees and expenses from
related parties	446,860	51,000	1,196,140	281,000

Conversion of $Cdn Convertible Debentures and accrued interest	275,998	20,740

Conversion of $US Convertible Debentures	2,071,582	168,050

-net of warrants & options expired & issued				(395,784)
	3,091,212	273,662	3,569,185	645,980

Balance, as at Sept 30, 2006	45,166,229	10,423,684	37,198,794	9,494,890

Business Risks

Astris is a late-stage development company entering the pilot production phase, and it is therefore difficult to assess its business and future prospects.

Astris to date has been selling fuel cells and related products on a research and demonstration basis rather than a commercial basis. The company commenced pilot production of its POWERSTACK™ MC250 power module, leading to commercialization. There are a number of business risks at this stage of development, and within the fuel cell industry generally, as outlined below.

Astris expects to continue to incur net losses in the foreseeable future and therefore may not be able to implement its business strategy. The company has been funding research and development and other working capital needs primarily through private angel and institutional investors. Alternate sources of funding have included grants from the government of the Czech Republic, most recently to help fund development of Astris fuel cells and portable power generators; and Canadian government tax programs. Astris has judiciously issued shares in lieu of cash at times.

Astris may never complete the development of commercially viable fuel cell power products, and if it fails to do so, it will not be able to meet its business and growth objectives. The company has been conducting tests of its pilot production since late 2004 to validate its ability to produce its advanced fuel cell in volume, leading to reduced costs.

Astris faces significant competition from other developers and manufacturers of fuel cell products and related products. If it is unable to compete successfully, it could fail to achieve acceptance of its proposed products. Astris’ AFC has competitive advantages over other alkaline fuel cells and other fuel cell types, including its relatively low cost, higher efficiency, and rapid start-up even in sub-zero temperatures. Recently several tested samples exceeded 5,000 hours of operation under full load, without noticeable degradation of performance.

Astris, like other fuel cell companies, faces competition for fuel cell power products from developers and manufacturers of traditional power technologies and other alternative power technologies. Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines, as well as coal, oil, and nuclear powered generators. There are also competitors working on developing technologies including other types of fuel cells, other alternative power technologies, advanced batteries, and hybrid battery/internal combustion engines, which may compete for our target customers. Demand for our products is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies. If we are unable to compete successfully we could experience a loss of market share and reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

Astris has no experience manufacturing fuel cell products on a large-scale basis, and if it does not develop adequate manufacturing processes and capabilities, it will be unable to achieve its growth and profitability objectives. Astris contracted an internationally recognized fuel cell specialist, to lead the development of the Company’s semi-automatic pilot production facility. The facility is now ably managed by a chemical engineer who has been involved in developing the alkaline fuel cell at Astris sro since 1995.

Astris’ products may not meet performance expectations in field tests, which could negatively affect its customer relationships and increase its manufacturing costs. The components of its fuel cell products may contain defects or errors that could negatively affect its customer relationships and increase its manufacturing and warranty costs. In internal bench tests, the POWERSTACK™ MC250 has performed at up to 60% over the original design specification and the E8 Portable AFC power generator has operated at an electrical efficiency in excess of 50%. These results do not guarantee similar performance in future independent field tests.

Astris may not be able to manage successfully the expansion of its operations. Astris will need to recruit, train and retain key management and other qualified personnel to successfully expand its business. Astris has been gradually expanding its management and technical team to meet customer demand and pilot production requirements. Transition to pilot production is a critical step to meet demand for its products, and validate its ability to produce the POWERSTACK™ MC250 in volume leading to commercialization.

Astris dependence on attracting and retaining key personnel. The success of the Company is largely dependent on the performance of its key employees, particularly Jiri K. Nor. Mr. Nor founded Astris and is the principal developer of Astris’ alkaline fuel cell technology. Additionally, the Company is dependent on a small number of employees who have been with Astris for numerous years and who actually construct Astris’ technological components and are familiar with its proprietary designs. Loss of the services of Mr. Nor or the failure to attract and retain additional key employees with necessary skills could have a material adverse impact upon the Company’s growth and potential profitability. Competition for highly skilled management, technical, research and development and other employees is intense and the Company may not be able to afford key person life insurance policies on any of its employees.

Astris depends on intellectual property and its failure to protect that intellectual property could adversely affect its future growth and success. The company mainly uses trade infringement protection and files for patents as necessary for commercialization.

Astris may be unable to raise sufficient additional capital to pursue its commercialization plans and may be forced to discontinue product development, reduce its sales and marketing efforts or forego attractive business opportunities. The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products. The Company hired Ardour Capital Investments in the fourth quarter 2005. The Company received U.S. $1,500,000 in debenture financing from Cornell Capital Partners LP in the second quarter of 2006. The Company will continue to look for additional financing to further develop its business plan.

Outlook

With oil prices continuing to be high compared to prior years, momentum is building worldwide for the adoption of fuel cell technology, Astris is very well positioned with its proprietary technology that leverages the potential for lower initial purchase cost and reduced operations cost when compared to other low temperature fuel cell technologies for 300W to 10kW UPS or back-up power applications. Building on the economic benefits, Astris AFC technology excels in many applications due to quick startup/shutdown and exceptional environmental tolerance (including sub-zero and high humidity). These qualities differentiate Astris AFC technology in many applications including areas of portable, stationary, and transportation market segments.

The Company’s success in achieving its objectives of commercialization and profitability is dependent on the success of its directors and principal shareholders in raising long-term financing from third parties leading to the successful commercialization of the Company’s POWERSTACK™ MC250 power module and one or more models of its power generator and attaining profitable operations.

The Company has a business plan to achieve commercialization within three years based on the requirement that adequate financing is secured. Priorities for 2007 are to raise additional funding as the next stage of a three-year plan to support its commercialization strategy; to forge business partnerships that will enhance the business, marketing and distribution of Astris technology; and to go from testing the pilot production line to production in the first half of 2007.

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS

	Three months ended	Three months ended	Three months ended	Three months ended	Total
	Sept. 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005
(expressed in $Cdn)

Revenue	10,423	13,101	46,844	208,787	279,155

Expenses	538,247	1,085,169	702,889	3,132,547	5,458,852

(Net Loss)	(527,824)	(1,072,068)	(656,045)	(2,923,760)	(5,179,697)

(Loss per Common Share)	(0.011)	(0.026)	(0.016)	(0.088)	(0.141)